Pricing Supplement No. 1283BA To product supplement BA dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated July 29, 2011; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $92,708,000 Leveraged Notes Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar due February 1, 2013
General
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The notes are designed for investors who seek exposure to the potential appreciation of a basket of currencies consisting of the Mexican peso (“MXN”), the Russian ruble (“RUB”), the Indian rupee (“INR”) and the Chinese renminbi (“CNY”) (each a “Basket Currency” and together the “Basket”) relative to the U.S. dollar (meaning that the Basket strengthens relative to the U.S. dollar) from the Trade Date to the Final Valuation Date. Investors should be willing to lose up to 5.00% of their initial investment if the Basket level declines during the term of the notes (meaning that the Basket weakens relative to the U.S. dollar). The notes do not pay any interest or dividends. Any Payment at Maturity of the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing February 1, 2013†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Principal Amount”) and integral multiples thereof.
•	The notes priced on July 29, 2011 (the “Trade Date”) and are expected to settle on August 3, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Basket:	The notes are linked to an equally weighted basket consisting of four currencies that measures the performance of the Basket Currencies relative to the U.S. dollar.
	Basket Currency	Fixing Source	Fixing Time	Initial Spot Rate	Basket Currency Performance Weighting
	MXN	Reuters page: WMRSPOT09	4:00 p.m. London	11.7352	1/4
	RUB	RUB CME-EMTA at Reuters Page EMTA	1:30 p.m. Moscow	27.7113	1/4
	INR	INR RBIB at Reuters Page RBIB	12:00 p.m. Mumbai	44.1553	1/4
	CNY	CNY SAEC at Reuters Page SAEC	9:15 a.m. Beijing	6.4442	1/4
Reference Currency:	U.S. dollar (USD)
Participation Rate:	140.00%
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 Principal Amount of notes calculated as follows: If the Basket Return is positive: $1,000 + [$1,000 x (Participation Rate x Basket Return)]
	If the Basket Return is zero or negative by not more than 5.00%: $1,000 + ($1,000 x Basket Return)
	If the Basket Return is negative by more than 5.00%: $950.00
	Any Payment at Maturity is subject to the credit of the Issuer.
Basket Return:	The performance of the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows:
	Final Basket Level – Initial Basket Level
	Initial Basket Level
(Key Terms continued on next page)
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$12.50	$987.50
Total	$92,708,000.00	$250,350.00	$91,549,150.00
(1) Certain fiduciary accounts will pay a purchase price of $987.50 per note, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.  The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$92,708,000.00	$10,763.40

JPMorgan
Placement Agent
July 29, 2011

(Key Terms continued from previous page)
Initial Basket Level:	100
Final Basket Level:	The Final Basket Level will be calculated as follows: 100 x [1 + (MXN Return x 1/4) + (RUB Return x 1/4) + (INR Return x 1/4) + (CNY Return x 1/4)]
The MXN Return, RUB Return, INR Return and CNY Return refer to the Basket Currency Performance for the Mexican peso, the Russian ruble, the Indian rupee and the Chinese renminbi, respectively.
Currency Performance:	For each Basket Currency, the performance of the relevant Basket Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum possible Currency Performance, and as a result the maximum possible Basket Return, will equal 100%. There is no comparable limit on the negative performance of the Currency Performance or the Basket Return.

Initial Spot Rate:	For each Basket Currency, the Spot Rate on the Trade Date, as set forth in the table above.
Final Spot Rate:	For each Basket Currency, the Spot Rate on the Final Valuation Date
Spot Rate:
For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, expressed as units of the respective Basket Currency per U.S. dollar, as determined by the calculation agent by reference to the Spot Rate definitions set forth in this pricing supplement under “Spot Rates.” The Spot Rates are subject to the provisions set forth under “Market Disruption Events” in this pricing supplement.

Final Valuation Date†:	January 29, 2013
Maturity Date†:	February 1, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1 B5 9/ US2515A1B595
† Subject to postponement as described under “Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and “Market Disruption Events” in this pricing supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with product supplement BA dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BA dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200180/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount of Notes

The table below illustrates the Payment at Maturity for a $1,000 Principal Amount of notes for a hypothetical range of performances for the Basket Return. The “return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of notes to $1,000. The table below reflects the Initial Basket Level of 100.00 and the Participation Rate of 140.00%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Return on Notes
135.00	35.00%	$1,490.00	49.00%
130.00	30.00%	$1,420.00	42.00%
125.00	25.00%	$1,350.00	35.00%
120.00	20.00%	$1,280.00	28.00%
115.00	15.00%	$1,210.00	21.00%
110.00	10.00%	$1,140.00	14.00%
105.00	5.00%	$1,070.00	7.00%
100.00	0.00%	$1,000.00	0.00%
97.50	-2.50%	$975.00	-2.50%
95.00	-5.00%	$950.00	-5.00%
90.00	-10.00%	$950.00	-5.00%
80.00	-20.00%	$950.00	-5.00%
70.00	-30.00%	$950.00	-5.00%
60.00	-40.00%	$950.00	-5.00%
50.00	-50.00%	$950.00	-5.00%
40.00	-60.00%	$950.00	-5.00%
30.00	-70.00%	$950.00	-5.00%
20.00	-80.00%	$950.00	-5.00%
10.00	-90.00%	$950.00	-5.00%
0.00	-100.00%	$950.00	-5.00%

Leveraged Notes Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the notes set forth in the table above are calculated.

Example 1: The level of the Basket increases by 10.00% from the Initial Basket Level of 100.00 to a Final Basket Level of 110.00. The Payment at Maturity is equal to $1,140.00 per $1,000 Principal Amount of notes, representing a return on the notes of 14.00%, calculated as follows:

$1,000 + [$1,000 x (Participation Rate x Basket Return)]
$1,000 +[$1,000 x (140.00% x 10.00%)] = $1,140.00

Example 2: The level of the Basket does not change from the Initial Basket Level of 100.00 to a Final Basket Level of 100.00. Because the Basket Return is zero, the Payment at Maturity is equal to $1,000.00 per $1,000 Principal Amount of notes, representing a return on the notes of 0.00%, calculated as follows:

$1,000 + ($1,000 x Basket Return)
$1,000 + ($1,000 x 0.00%) = $1,000.00

Example 3: The level of the Basket decreases by -2.50% from the Initial Basket Level of 100.00 to a Final Basket Level of 97.50. Because the Basket Return is equal to -2.50%, the Payment at Maturity is equal to $975.00 per $1,000 Principal Amount of notes, representing a return on the notes of -2.50%, calculated as follows:

$1,000 + ($1,000 x Basket Return)
$1,000 + ($1,000 x -2.50%) = $975.00

Example 4: The level of the Basket decreases by 20.00% from the Initial Basket Level of 100.00 to a Final Basket Level of 80.00. Because the Basket Return is less than -5.00%, the Payment at Maturity is equal to $950.00 per $1,000 Principal Amount of notes, representing a return on the notes of -5.00%.

Selected Purchase Considerations

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PARTIAL PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 95.00% of your initial investment if you hold the notes to maturity, regardless of the performance of the Basket. You should be willing to lose up to 5.00% of your initial investment if the Basket Return is negative. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of four equally weighted currencies —the Mexican peso, the Russian ruble, the Indian rupee and the Chinese renminbi — which we refer to as the Basket Currencies, relative to the U.S. dollar, and will enable you to participate on a leveraged basis in any appreciation of the Basket Currencies relative to the U.S. dollar during the term of the notes. The level of the Basket increases as the Basket Currencies appreciate in value relative the U.S. dollar, and the level of the Basket decreases as the Basket Currencies depreciate in value relative to the U.S. dollar.

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TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Based on that opinion, we believe that the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” the denomination currency of which is the U.S. dollar. Under this treatment, regardless of your method of accounting, you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity. Any income recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes. Any loss will be treated first as ordinary loss, to the extent of previous interest inclusions, and then as capital loss.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, or by calling (212) 250-5281. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of the Principal Amount, if any, that we will pay on the notes.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or any Basket Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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MARKET RISK — The notes do not guarantee the full return of your investment. The return on the notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Return is positive or negative. You will receive less than your initial investment at maturity if the Basket Return is negative. The maximum loss on the notes is $50.00 per $1,000 Principal Amount of notes. Any Payment at Maturity, including any partial repayment of principal, is subject to the credit of the Issuer.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity or partial repayment of principal, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity or partial repayment of principal owed to you under the terms of the notes.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Spot Rates and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Basket Currencies on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to changes in the Basket Currencies. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

•	THE NOTES DO NOT PAY INTEREST — Unlike ordinary debt securities, the notes do not pay interest.

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INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES – You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Return is based on the Currency Performances for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the Issue Price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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GAINS IN THE CURRENCY PERFORMANCE OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF OTHER BASKET CURRENCIES — The notes are linked to the performance of the Basket, which is composed of four Currency Performances with equal weightings. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

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CURRENCY MARKETS MAY BE VOLATILE — Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

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LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the notes.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Basket Currencies are currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. These far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the notes.

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IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for the Basket Currencies, and therefore, on the return on your notes. Limited liquidity relating to the Basket Currencies may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performances using its normal means. The resulting discretion by the calculation agent in determining the Currency Performances could, in turn, result in potential conflicts of interest.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE NOTES ARE THE SAME LEGAL ENTITY — Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Currency Performances and maintains some discretion as to how such calculations are made, in particular if the Spot Rates are not available on the Final Valuation Date. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the Currency Performances.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the notes.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade or sell your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

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THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES — Changes in the Basket Currencies during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. The Currency Performances will be calculated only as of the Final Valuation Date, and will be based on the Final Spot Rates on the Final Valuation Date. As a result, the Currency Performances may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Final Valuation Date.

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WE AND OUR AFFILIATES AND AGENTS, OR J.P. MORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE BASKET CURRENCIES TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Currencies to which the notes are linked.

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ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — We expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the U.S. dollar. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•  whether the Spot Rates of the Basket Currencies have increased, as compared to the respective Initial Spot Rates;

•  the expected volatility of the Basket Currencies relative to the U.S. dollar, as Reference Currency;

•  the time remaining to maturity of the notes;

•  interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. dollar;

•  a variety of economic, financial, political, regulatory or judicial events;

•  supply and demand for the notes; and

•  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rates of the Basket Currencies will rise or fall. The Spot Rates of the Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

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MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Currency Performances in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Currency Performances or Payment at Maturity in the ordinary manner, the calculation agent will determine the Currency Performances or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if any of the sources for the Final Spot Rates is not available on the Final Valuation Date, the calculation agent may determine the exchange rates for such date, and such determination may adversely affect the return on your notes.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date and during the term of the notes (including on the Final Valuation Date) could adversely affect the amount you may receive on the notes at maturity.

Spot Rates

The Spot Rate for the Mexican peso on each date of calculation will be the U.S. dollar/Mexican peso spot rate at 4:00 p.m. London time, expressed as the amount of Mexican pesos per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT09” or any successor page, on such date of calculation.

The Spot Rate for the Russian ruble on each date of calculation will be the U.S. dollar/Russian ruble specified rate, expressed as the amount of Russian rubles per one U.S. dollar, for settlement in one business day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page, at approximately 1:30 p.m., Moscow time, on such date of calculation. The Spot Rate shall be calculated by the CME pursuant to the Chicago Mercantile Exchange/EMTA, Inc. Daily Russian Ruble Per U.S. Dollar Reference Rate Methodology (which means a methodology, effective as of June 16, 2005, as amended from time to time, for a centralized industry-wide survey of financial institutions in Russia that are active participants in the U.S. dollar/Russian ruble spot market for the purpose of determining the RUB/CME-EMTA Rate).

The Spot Rate for the Indian rupee on each date of calculation will be the U.S. dollar/Indian rupee reference rate, expressed as the amount of Indian rupees per one U.S. dollar, for settlement in two business days, as reported by the Reserve Bank of India, which appears on the Reuters Screen RBIB Page at approximately 12:00 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

 The Spot Rate for the Chinese renminbi on each date of calculation will be the U.S. dollar/Chinese renminbi official fixing rate, expressed as the amount of Chinese renminbi per one U.S. dollar, for settlement in two business days, as reported by the People’s Bank of China, Beijing, People’s Republic of China, which appears on the Reuters Screen “SAEC” Page opposite the symbol “USDCNY=” at approximately 9:15 a.m., Beijing time, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Historical Information

The following charts show the historical exchange rates for the Basket Currencies against the U.S. dollar. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth above. These historical data are shown for the period from January 1, 2001 through July 29, 2011. These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates (which are determined as set forth above). We cannot give you any assurance that the performance of the Basket will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or the level of the Basket is more or less likely to increase or decrease at any time during the term of the notes. For all of the Basket Currencies, a higher exchange rate for a given year indicates a weakening of the relevant Basket Currency relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of that Basket Currency relative to the U.S. dollar. The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each applicable Basket Currency for the period from July 30, 2001 through July 29, 2011. The daily exchange rates published by Bloomberg may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies.

Mexican Peso
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through July 29, 2011
(expressed as units of Mexican pesos per U.S. dollar)

Mexican Peso	High	Low	Period End
2001	9.9985	8.9185	9.1575
2002	10.4955	8.9550	10.3700
2003	11.4578	10.0845	11.2285
2004	11.7075	10.7760	11.1470
2005	11.4360	10.3984	10.6350
2006	11.5195	10.4236	10.8033
2007	11.3285	10.6417	10.8988
2008	14.3017	9.8572	13.6733
2009	15.5892	12.4870	13.0914
2010	13.3849	12.1305	12.3401
2011 (through July 29, 2011)	12.3760	11.4800	11.7274

Past performance is not indicative of future performance.

Russian Ruble
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through July 29, 2011
(expressed as units of Russian rubles per U.S. dollar)

Russian Ruble	High	Low	Period End
2001	30.5050	28.1600	30.5050
2002	31.9550	30.2550	31.9550
2003	31.9550	29.1600	29.2425
2004	29.2895	27.7200	27.7200
2005	29.0050	27.4395	28.7414
2006	28.7420	26.1475	26.3255
2007	26.9350	24.2322	24.6006
2008	29.9423	23.0584	29.4027
2009	36.5584	28.6271	30.0350
2010	31.9455	28.9107	30.5370
2011 (through July 29, 2011)	30.7745	27.1543	27.6119

Past performance is not indicative of future performance.

Indian Rupee
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through July 29, 2011
(expressed as units of Indian rupees per U.S. dollar)

Indian Rupee	High	Low	Period End
2001	48.3700	46.3413	48.2450
2002	49.0713	47.9235	47.9750
2003	48.0500	45.2100	45.6250
2004	46.5150	43.2800	43.4600
2005	46.3900	43.1300	45.0500
2006	47.0450	44.0200	44.2700
2007	44.7040	39.1737	39.4125
2008	50.6050	39.2058	48.8025
2009	52.1800	45.8050	46.5250
2010	47.7450	43.9750	44.7050
2011 (through July 29, 2011)	46.0150	43.8550	44.1881

Past performance is not indicative of future performance.

Chinese Renminbi
Historical High, Low and Period-End Exchange Rates
January 1, 2001 through July 29, 2011
(expressed as units of Chinese renminbi per U.S. dollar)

Chinese Renminbi	High	Low	Period End
2001	8.2786	8.2763	8.2765
2002	8.2776	8.2760	8.2770
2003	8.2779	8.2765	8.2767
2004	8.2776	8.2763	8.2765
2005	8.2768	8.0701	8.0702
2006	8.0704	7.8033	7.8051
2007	7.8195	7.2971	7.2971
2008	7.3071	6.8037	6.8255
2009	6.8563	6.8178	6.8271
2010	6.8356	6.5897	6.6070
2011 (through July 29, 2011)	6.6369	6.4370	6.4370

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $12.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from the sales to accounts other than such fiduciary accounts.